Exhibit 99.3

CSR PLC

Q3 2012 Results

Analyst Presentation

Joep van Beurden

Chief Executive Officer

Good morning and welcome to CSR’s Q3 2012 results presentation. My name is Joep van Beurden, CEO, and with me is Will Gardiner, our CFO.

Will and I will be making forward-looking statements. Actual results may differ for various reasons, such as listed on this slide. Also, please note the information at the bottom of the slide regarding the potential tender offer.

First, today’s agenda. I’ll give you an overview of our Q3 performance, and then Will is going to review the financials; and we’ll also discuss in more detail the Company structure and the financial metrics now that the Samsung transaction has closed. I will then discuss outlook and we’ll go to Q&A. But we’ll start with Q3 performance.

Our Q3 revenue came in at $282.7 million, just above the top end of our guidance. We saw growth in our Automotive business and in Voice & Music. Our underlying gross margins were 50.4%, up from 49.2% in Q3 2011.

Revenue momentum in our platform continues to be good. Our pipeline of Tier 1 automotive in-dash design wins for our SiRFprimall automotive infotainment and navigation platform is growing. We are engaged with multiple ODMs, building Bluetooth Smart mice and keyboards, and our low latency, high performance aptX audio codec again has made progress. We added 13 new customers, taking the total to 103.

We continue to be focused on returns. The Samsung transaction has closed, which means that we have transferred our handset connectivity and handset location development operations to Samsung Electronics, including 311 people. As previously announced, we plan to return up to $285 million to shareholders in Q4 through a tender offer.

So another good quarter in which we continued the transition of our Company to offering enhanced and connected platforms in end markets where we have a strong position.

Now, as you’ve read in our results announcement, we are changing the way we report our financials post the Samsung deal, in line with our strategy. Will is going to discuss this in more detail later, but first, I will highlight the performance of our ongoing Core and Legacy business, using our new format, and we’ll start with the Core.

Third quarter revenues in the Auto business line were $56.9 million, slightly lower than Q3 2011 revenues of $57.5 million. We saw strong revenue growth from in-dash and after-market products, which grew 17% from $37.9 million in Q3 2011 to $44.4 million this quarter. This growth was offset by a decline in PND revenues of 36%.

Q3 2012 Results	CSR PLC

Our platforms are progressing well. We have a growing pipeline of Tier 1 automotive in-dash design wins for our platform products, and several of our reported design wins for our auto grade Wi-Fi have started ramping into volume with a number of customers.

During Q3 we introduced SiRFatlasVI, the latest generation of our mainstream auto infotainment SOC. Looking ahead, we expect the Auto business line to deliver good growth in 2013, which brings me to our Consumer business.

Our Consumer business includes gaming, printers, cameras, Bluetooth Smart and location platforms. Q3 revenue was $77.8 million, 61% higher than in Q3 2011, driven by the Zoran acquisition. While gaming revenues have been under pressure, we continue to enjoy a strong position as we supply the two gaming manufacturers that deploy Bluetooth in their controllers. We expect gaming revenues to stabilize in the coming quarters.

Camera revenue on a like-for-like basis in Q3 2012 decreased by 1% compared to Q3 2011. We are seeing weakening condition during Q4 2012 for our camera product line, and expect this to continue in 2013 due to softening in end markets and increased competitive pressures.

Progress in Bluetooth Smart has been encouraging, and let me give you three examples. Firstly, in September, at the IBC 2012 show, CSR demonstrated Bluetooth’s Smart enabled remote control functionality based on the CSR1001 device, a single mode Bluetooth Smart platform. Secondly, the CSR1000 Bluetooth Smart platform has been chosen by Nike for its newly launched Nike Plus footwear. And thirdly, we are engaged with multiple ODMs building Bluetooth’s Smart mice and keyboards.

While we foresee growth in areas such as Bluetooth Smart and our location platforms, we expect overall revenues for Consumer to be lower in 2013 compared to 2012.

So moving on to Voice & Music. Our Q3 revenue in Voice & Music was $53 million, up 15% compared with the $45.9 million in Q3 2011. We have seen growth for Bluetooth audio streaming products, while our CSR8600 next generation audio platform continues to see customer demand in the area of stereo headsets, active speakers and speaker docks.

We’ve had continued good adoption for our market leading aptX audio codec technology. We now have 103 licensees for this product, a strong pipeline of future potential customers, and believe that continued adoption of aptX contributes to maintaining a leading market position for our platforms in the wireless audio market.

Our design wins in Voice & Music were strong. We listed 278 SIG stereo registrations in this quarter, up 77% from 157 in the previous quarter. We expect continuing growth in 2013, driven by wireless sound bars and speaker boxes.

Now before I hand over to Will, let’s look at Legacy. Our Legacy group consists of handsets and our Home Entertainment business. Third quarter revenues in the Legacy products group were $95 million compared to $91.7 million in Q3 2011.

Handset revenue came in at $63 million, down 19% compared to $77.3 million in Q3 2011. Home Entertainment revenue was $32.3 million compared to $15.2 million for Q3 2011, which included one month of Zoran revenue.

23 October 2012	2

Q3 2012 Results	CSR PLC

Our partnership program with baseband providers is driving revenues for our Wi-Fi chips in China, which we expect to continue into Q4 2012 and reduce thereafter.

And with that, I hand over to Will for the financial review and the detail on Company structure and financial metrics of CSR post the transaction. Will.

Will Gardiner

Chief Financial Officer

Thank you, Joep, and good morning, everybody. So turning to the financial highlights, our third quarter financial performance was strong. Revenue for the quarter was $282.7 million, above the top end of our guidance range of $260 million to $280 million.

Underlying gross margins for the [fourth] quarter were good at 50.4%. We recorded underlying earnings per share in the second — sorry, in the third quarter, of $0.13, flat year on year, and our net cash position strengthened, growing to $294.2 million by the end of the quarter.

If we compare those results to third quarter in 2011, revenue increased by 16.2%. Remember that in 2011, there was only one month of revenue from Zoran included in the third quarter. Gross margins increased year on year to 50.4% from 49.2%, and underlying operating expenses for the period was $110.4 million. Finally, at $32.2 million, our underlying operating profit was 33% higher than last year’s third quarter.

During the third quarter, gross margins were above the mid-point of our target range at 50.4%. This was a decline from the 52% in Q2, but an increase year on year. The decline was driven by a higher weighting of low-margin Legacy handset revenue, as our strategy of partnering with baseband suppliers in China drove the Wi-Fi business in the third quarter.

In the fourth quarter, we expect a similar gross margin profile as the upside in handset Legacy revenue continues. We expect this upside to reduce substantially in 2013. More importantly, the gross margins of our Core business are strong at 57.6%, above the mid-point of our 55% to 60% Core gross margin target range. As the Core business grows in 2013, we expect our overall gross margins for the Company to increase.

Our underlying operating expenses in the third quarter were $110.4 million, reflecting completion of the cost reduction programs that we announced after the Zoran acquisition. In the fourth quarter, we expect our underlying operating expenses to be broadly similar, while costs will decline as a result of the Samsung transaction. In the fourth quarter, that will be counterbalanced by somewhat higher litigation expense, as well as higher variable employee compensation. And as stated before, we continue to expect our 2013 cost base to be between $390 million and $410 million.

And finally, we continue to be committed to driving aggressively towards our target mid-teens operating margin model, and we will do that through a combination of growth in our Core business, gross margin improvements, and cost control.

23 October 2012	3

Q3 2012 Results	CSR PLC

We had a strong quarter for working capital management, as inventory days declined to 62, and our debtor days remained stable at 36.

As a result of our strong operating results and working capital management, free cash flow during the period was $19.5 million, higher than the $0.3 million in the prior year period. We paid dividends of $7.6 million, and we saw significant cash inflows from option exercises of $11 million. Overall, we had a net increase in our cash of $23.2 million to $294.2 million.

Importantly, we now believe that our year-end cash position will be around $300 million. This has improved from our previously stated range of $250 million to $275 million as a result of a better outcome on tax with regard to the Samsung transaction, as well as improved business operating performance. And again, as we’ve said before, going forward, the Board will continue to look regularly at appropriate uses for the Company’s cash balance.

We continue to face litigation across our business, as detailed on this slide. In early October, we were able to reach a settlement with Bandspeed, thereby concluding one of our longer running patent litigation cases. Full provision was made in the Q3 numbers for the Bandspeed settlement. No provisions have been recorded for any of the other ongoing cases mentioned on this page.

As we have said before, we expect litigation to continue in our business, and we will continue to take steps that we are believe are in the overall interests of CSR and our shareholders.

As Joep mentioned, I want to take a little bit of time to talk about our new structure, as well as to provide some financial metrics for the business going forward.

Following the Samsung transaction, we have restructured our business. We’re now organized into two business areas, Core and Legacy. Within Core, we will provide information on three business lines, Auto, Consumer, and Voice & Music. This slide describes how that compares to our previous reporting structure.

The Auto business includes the same elements as before. However, going forward, we do not plan on breaking out PND separately, as it is becoming less material.

The Voice & Music business was previously part of Home. We’ve broken that out separately, as it is one of the primary growth drivers for CSR going forward.

Consumer includes the rest of Home, gaming, printers, Bluetooth Smart, location platforms, as well as cameras. And as you’ll recall, cameras were previously included in the Mobile business.

Finally, Legacy now includes both the Legacy Zoran and Home Entertainment business, as well as all of our handset revenue. We have included handset location products and Legacy products, as they are components rather than platforms. And again, as we’ve mentioned, that’s different from the way we had the numbers split out at the end of the second quarter, or after we announced the Samsung transaction.

Now I’d like to emphasize two points. First, the structural changes have been driven by our strategy, as we endeavor to reflect more clearly to our investors the nature of our ongoing business. And secondly, in and of themselves, these changes do not change our expectations for the financial results for the business in 2013.

23 October 2012	4

Q3 2012 Results	CSR PLC

As a last point, we intend to show information on both the old and the new basis at the end of the year; and thereafter, we will move completely to the new basis.

As you can see on this next slide, for the last 12 months through September of 2012, our ongoing Core business was $650 million, while the Legacy business was $370.2 million. And again, the Core business is somewhat smaller than was shown in June as a result of the shift of handset location component revenue into Legacy, as I’ve just mentioned.

Here you can see the shape of the new business, with Legacy roughly one-third of the total, Consumer roughly one-quarter, and Voice & Music and Automotive roughly 20% each. And these splits are indicative of the splits that we would see for the full year of 2012.

I would like now to look into the metrics going forward, and first, let’s take a look at revenue growth.

As we mentioned before, we expect the total addressable market for our Core business to grow 11% from 2002 to 2007 on a compound annual growth rate basis. For the next five quarters, we expect Core revenue to grow approximately in line with the overall market forecast.

Within Core, we expect good growth in Auto in 2013, given the growth in the Automotive Infotainment business, and the decreasing weight of the PND business.

In Voice & Music, we expect to see continued strong growth, driven by demand for wireless sound bars and speaker boxes.

Finally, in Consumer, while we expect growth in areas such as Bluetooth Smart, and next generation location platforms, we expect a reduction in revenue in 2013.

Finally, we expect our Legacy, our existing Legacy products group to decline by approximately 50% during 2013, and to have only residual revenue the year after.

So moving down the P&L and looking at the rest of the financial metrics, we expect our Core ongoing business growth margin to be between 55% and 60%, and this higher range is largely due to the reclassification of component handset location revenues into the Legacy business.

With regards to our cost base, we expect total underlying costs of $390 million to $410 million during 2013. Within that, around 60% of underlying operating costs are expected to be R&D, and 40% SG&A. SG&A costs are allocated proportional to revenue between Core and Legacy. And again, we expect Legacy costs to decline in proportion to revenue.

Finally, we expect our underlying net reported tax rate to be around 20%. However, important to remember that we will pay minimal cash tax from 2012 to 2014 other than what we pay on the Samsung transaction.

So thank you very much, and I’ll turn it back over to Joep.

23 October 2012	5

Q3 2012 Results	CSR PLC

Joep van Beurden

Thank you, Will, and before we go to Q&A, let me summarize. Q3 was another good quarter for CSR, with good revenue and profitability. Almost two-thirds of our revenue is now from platforms, up from just over 50% a year ago.

The Samsung deal has helped with that transition, and we are delighted to have completed the transaction early in the fourth quarter. This also means we expect a return up to $285 million for shareholders in Q4.

As to the outlook, we expect fourth quarter revenues to be in the range of $235 million to $255 million.

With that, I’d like to open it up for Q&A.

Q&A Session

Eoin Lambe - Liberum Capital

Eoin Lambe, Liberum. A quick question on your GPS and the rationale for moving GPS from handsets into Legacy. Has there been any change in the outlook for that business that would warrant a move from Core to Legacy? And then I have a follow-up.

Joep van Beurden

The answer is, no. And also, I’d reiterate what Will just said that in itself, it doesn’t impact the overall profitability of the Company. It really has to do — if you look at where we’re focused, we’re focused on the ongoing Core is where we invest in platforms. That’s where we spend 100% of the R&D dollars.

So we’ve looked at the location products. Some are platforms, they’re in Core, and some are more component-based. They are not. So what we’ve done is we’ve taken the component-based location products that are commoditizing and typically lower margin; [put those] in Legacy. And we will not invest in those, but instead invest in platforms and the great opportunities on location we see in the Core business.

Eoin Lambe

Okay. And, sorry, just one follow-up on the Camera business. I think you talked about headwinds next year. Could you just elaborate on that? And when do we expect next-generation imaging in Automotive and surveillance to take off?

23 October 2012	6

Q3 2012 Results	CSR PLC

Joep van Beurden

Yes. So indeed, in the camera [market], we’ve flagged that we’re seeing, in terms of the market itself, pretty much in line with I’d say consumer spending down [and some] economic headwinds; we see some tough times ahead there for the market. We’re affected by that.

Imaging in itself is a very important technology for many of our platforms; for instance, for Automotive Infotainment. So we expect next year, the Camera results to be under pressure, but next generation imaging is going to be very important for our platforms, and we’ll continue to invest in that.

Simon Schafer - Goldman Sachs

Simon Schafer, Goldman Sachs. I wanted to go back on the net cash question, because ultimately, now that the cash is hopefully coming in net towards the end of the quarter, as you said, you’re going to have $300 million net. So what are the next avenues in terms of redistribution then? Because ultimately, the degree of the net cash balance is sort of the same compared to prior the divestiture.

Joep van Beurden

Yes, so we said we’d up our expectation for net cash at the end of the year, post the tender, to around $300 million. Now the first thing to say is first focus on the tender offer, and that’s ahead of us. Post that, what we’ll do is what we always do. We have quite a rigorous process at Board level where we look at the cash on hand, we evaluate the needs that we see for the Company in terms of its working capital, our economic outlook, our own cash flow projections, potential M&A opportunities, and then make a decision as to what we do with that amount of cash. And that process is not going to change.

Simon Schafer

And then the second question is more about Core profitability. As you say, you’re basically looking for nice margins next year, despite the fact revenues are coming down. But as you look into 2014/’15, are you already seeing some reacceleration in revenue growth, or is this still going to be another set of costs? Or how should we look at — how should we think about this evolution towards mid-teens in margins, which I think is the goal that you’ve set out?

Will Gardiner

Yes. I [do aware that], Simon, is that two things will happen. So 2013, I think that clearly is a core driver. We expect to have profitability improvements next year over this year. We’re looking forward to that. And that’s primarily driven by the higher margins in the Core having higher weightings, and obviously the cost base will be lower on a full-year basis.

Looking into ‘14, as we’ve said, the residual revenues in Legacy will be quite small. But also that will — so that will drive some decrease in the cost base. We expect to see Core continue to grow. So overall again, we would expect to see profitability increases in ‘14 over ‘13 for the whole business.

23 October 2012	7

Q3 2012 Results	CSR PLC

And frankly, most, it’s almost all the profitability of the Company will be in the Core business by ‘14. And then we’re going to be starting to get pretty close to our targets.

Simon Schafer

Great. Okay, thank you.

Sandeep Deshpande - JPMorgan Cazenove

Just can you talk about 2013 and how you see trends overall in terms of your bookings already building up for 2013? Overall, the semiconductor market has softened across the board, and do you see an impact of this overall softening? You’ve talked about Cameras, but I’m talking about the rest of your businesses. Are you seeing an overall softening of the business associated with the macro impact?

And then secondly, when we look at the growth, I mean accelerated growth, some of your lines, such as Bluetooth Smart, etc., don’t seem to be — don’t produce massive revenues at this point. But what are you hearing from your customers regarding traction?

You’ve talked about Nike as a customer in this release, but can you talk about potential traction and when the large revenue flows from these new businesses would come through?

Joep van Beurden

So maybe a few remarks about the macro and 2013 from that perspective.

Now first thing to say is very difficult today to see any visibility what will happen in terms of bookings. It’s way too early and, as you know, we don’t have that type of visibility. I will say that if you look at the overall state of the economy, we’re still in a pretty tough spot and, personally, I don’t think that is going to change any time soon.

Now if you look then at our markets, some of the markets we’re in are very much the more mature markets; like cameras and gaming, are very much part of that ebb and flow. So we see some headwinds in both partially related to that macroeconomic situation.

Other markets, however, are less dependent on the overall economy. For instance, Voice & Music, where we’re riding the trend of people with portable music streaming that over Bluetooth now to stereo headsets, sound bars, speaker boxes and stuff like that, we’re only at the start of that. So we see almost independent of the economy that trend continuing and that will provide us with a good opportunity.

Automotive Infotainment is the second one to highlight. Of course, it helps if more cars get sold on a global basis, but the real driver for growth in Automotive Infotainment is the fact that these systems are moving from the high end to the middle-class cars to the lower end cars. That is a trend that again is almost independent of the overall economy that is ongoing, which provides us with the growth opportunities.

23 October 2012	8

Q3 2012 Results	CSR PLC

And then, finally, on Bluetooth Smart, maybe also to combine it with your second question, that’s a nascent market. We’re looking at an inflection point. The very important news on Bluetooth Smart is that many of the terminals, like the iPhone 5, the Galaxy S3, the iPad 3, are Bluetooth Smart ready, which allows for all sorts of OEMs and producers to produce gadgets and devices around these platforms to make use of that.

Now you talk about mice, keyboards, remote controls. Nike has launched a line of footwear with Bluetooth Smart inside of it. You talk about health and fitness. You talk about all sorts of medical devices. So there’s a lot of activity, there’s a lot of people working on it, and we see good opportunity there in 2013 and beyond to make use of that.

No more questions? Any more? All right, then. Thank you very much. If you have a follow-on, then you know where to find us. Thank you.

Will Gardiner

Thanks very much.

Operator

This now concludes our call. Thank you for attending. Participants, you may disconnect your lines.

THIS TRANSCRIPT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL ANY CSR PLC ORDINARY SHARES OR AMERICAN DEPOSITARY SHARES REPRESENTING ORDINARY SHARES (TOGETHER, THE “SECURITIES”). THE RETURN OF CAPITAL DESCRIBED IN THIS TRANSCRIPT HAS NOT BEEN IMPLEMENTED AND THE POTENTIAL TENDER OFFER HAS NOT COMMENCED. IF THE RETURN OF CAPITAL IS EFFECTED BY MEANS OF A TENDER OFFER, CSR PLC WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) UPON THE COMMENCEMENT OF SUCH TENDER OFFER. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE MAKING ANY DECISION TO TENDER THE SECURITIES IN THE POTENTIAL TENDER OFFER. IF THE TENDER OFFER IS COMMENCED, THESE MATERIALS, AS WELL AS ANY UPDATES TO THEM OR OTHER DOCUMENTS FILED WITH THE SEC, WILL BE MADE AVAILABLE TO ALL CSR PLC SHAREHOLDERS AND HOLDERS OF AMERICAN DEPOSITARY SHARES AT NO EXPENSE TO THEM BY CONTACTING CSR PLC OR THROUGH CSR PLC’S WEBSITE WWW.CSR.COM. IN ADDITION, ALL SUCH MATERIALS (AND ALL OTHER TENDER OFFER DOCUMENTS FILED WITH THE SEC) WILL BE AVAILABLE AT NO CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

[End]

23 October 2012	9